Stone Ridge Securities LLC

Statement of Financial Condition
As of November 30, 2019
With Report of Independent Registered Public Accounting Firm







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 70093

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/04/2018 (MM/DD/YY) AND ENDING 11/30/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STONE RIDGE SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

510 MADISON AVENUE, 21ST FLOOR
(No. and Street)

NEW YORK	NEW YORK	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

YAN ZHAO LEE 212-257-4788
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

5 TIMES SQUARE	NEW YORK	NEW YORK	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, YAN ZHAO LEE   , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
STONE RIDGE SECURITIES LLC   , as
of NOVEMBER 30   , 20 19   , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_Sworn before me this 6th day of
February 2020. New York, NY_

Signature

PRESIDENT

Title

CATHLEEN GEORGE
Notary Public - State of New York
No. 01GE6357829
Qualified in Rockland County
My Commission Expires April 24, 2021

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*_*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._

Stone Ridge Securities LLC
November 30, 2019



Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Officers of Stone Ridge Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Stone Ridge Securities LLC (the "Company") as of November 30, 2019 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at November 30, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2018.
January 29, 2020

Stone Ridge Securities LLC

Statement of Financial Condition
November 30, 2019

(expressed in United States dollars)

Assets:		
Cash	$	8,632,366
Cash segregated in compliance with federal regulations		1,001,421
Bank sweep receivable		43,657
Other assets		84,972
Total assets	**$**	**9,762,416**
Liabilities:		
Accounts payable and accrued expenses		386,369
Total liabilities	**$**	**386,369**
Total member's equity		**9,376,047**
Total liabilites and member's equity	**$**	**9,762,416**

Stone Ridge Securities LLC

Notes to the Statement of Financial Condition
November 30, 2019

(expressed in United States dollars)

1. **Organization**

   Stone Ridge Securities LLC (the "Company"), a Delaware Limited Liability Company, is wholly owned by its sole member Stone Ridge Holdings Group LP (the "Parent"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") and covers a period that starts from the Company's registration date with the SEC, December 4, 2018, through November 30, 2019. The Company's reporting currency of the underlying books and records is the U.S. dollar. The following is a summary of the accounting policies applied by the Company:

   Use of Estimates
   The accompanying financial statements have been prepared in conformity with GAAP, which require management to make certain estimates and assumptions that affect the reported amounts in the financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could materially differ from those estimates.

   Cash
   Cash includes U.S. dollars on hand and balances in checking accounts available for immediate withdrawal which may exceed insured limits. The Company is subject to risk to the extent that the institutions may be unable to fulfill their obligations.

   Cash Segregated in Compliance with Federal Regulations
   As of November 30, 2019, cash in the amount of $1,001,421 has been segregated in a special reserve bank account for the exclusive benefit of customers of the Company in accordance with Rule 15c3-3 under the Securities Exchange Act of 1934 ("SEA").

   Bank Sweep Receivable
   No allowance has been established for bank sweep receivables, as management believes these receivable amounts are fully collectible.

   The Company holds brokerage accounts for customers and operates a cash sweep program in which customers' funds are swept from their brokerage accounts with the Company to one or more accounts at the FDIC-member "Program Banks" in the cash sweep program. Customers earn interest on their funds in the cash sweep program at a rate established by the Company (which rate is subject to change by the Company at any time). The customer interest accrues daily and is paid monthly. Each account at the Program Banks earns interest on the balance in such account at a variable rate negotiated between the Company and each Program Bank. This overall interest amount also accrues daily and is paid monthly.

   Recently Adopted Accounting Pronouncements
   In February 2016, the FASB issued ASU 2016-02, Leases. The standard requires operating lease lessees to recognize lease assets and lease liabilities on the statement of financial condition. However, for leases with a term of twelve months or less, a lessee is permitted to make an election not to recognize lease assets and lease liabilities. The standard is effective for interim and annual reporting periods beginning after December 15,

Stone Ridge Securities LLC

Notes to the Statement of Financial Condition
November 30, 2019

(expressed in United States dollars)

2018. The Company adopted the guidance in the current year with no material impact to the Company's financial statements.

Recently Issued but Not Yet Adopted Accounting Pronouncements
In June 2016, the FASB issued Accounting Standards Update (ASU) 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which makes significant changes to the accounting for credit losses on financial assets and disclosures about them. The new guidance will be effective for the Company beginning December 1, 2020, with early adoption permitted. Management is currently evaluating the impact of this ASU on the financial statements; however, management does not expect this amendment to have a significant effect on the financial statements.

3.   **Concentration of Credit Risk**

The Company maintains its cash in checking accounts which, at times, may exceed federally insured limits. The balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At November 30, 2019, the Company had balances in excess of insured limits totaling $8,964,622. The Company has not experienced any losses in such accounts.

4.   **Regulatory Requirements**

The Company is subject to the SEC's net capital rule, SEA Rule 15c3-1, which requires the Company to maintain a minimum net capital equal to the greater of: (i) $250,000 or (ii) two (2) percent of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers (Exhibit A to SEA Rule 15c3-3). At November 30, 2019, the Company's net capital was $9,291,075 which exceeded the requirement by $9,041,075.

Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of SEA Rule 15c3-1 and other regulatory requirements.

5.   **Related Parties**

The Company maintains a Website Services and IP License Agreement with its affiliate. Pursuant to this agreement, the Company provides website development, design, hosting and maintenance services, as well as certain intellectual property licenses, in connection with the website through which the Company offers its brokerage accounts.

The Company maintains a Service, Space Sharing and Expense Agreement (the "Expense Sharing Agreement") with the Parent. Pursuant to this Expense Sharing Agreement, the Parent and its subsidiaries provide personnel, office space, supplies, services and other support in connection with the operation of the Company's business, and the portion of the expenses with respect to such items that are attributable to Company are allocated pursuant to the methodology set forth in the Expense Sharing Agreement. Pursuant to

Stone Ridge Securities LLC

Notes to the Statement of Financial Condition
November 30, 2019

(expressed in United States dollars)

the Expense Sharing Agreement, certain expenses owed by the Company to the Parent and/or its affiliates are settled through non-cash capital contributions by the Parent.

6. Income Taxes

Income taxes are not payable by the Company or provided for in the Company's financial statements. Such taxes, if any, are the liability of the Parent. The Company recognizes tax benefits of uncertain tax positions only when the position is more likely than not to be sustained upon examination by the tax authorities based on the technical merits of the tax position. The Company's policy is to record interest and penalties on uncertain tax positions as part of other expense. The Company has reviewed all open tax years and major jurisdictions and concluded that there is no tax liability relating to uncertain income tax positions taken or expected to be taken on a tax return. Currently all tax years remain open to examination by federal and state taxing authorities.

7. Commitment and Contingencies

The Company may be subject to various legal proceedings, claims and regulatory matters that may arise in the ordinary course of business. The Company may in the future be the subject of one or more regulatory or self-regulatory organization inquiries, examinations or enforcement actions. As a result, the Company may incur expenses related to regulatory matters, including penalties and fines. The Company did not incur any penalties or fines through November 30, 2019.

8. Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to November 30, 2019, and through January 29, 2020 (the date of this report). There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the Company's Statement of Financial Condition.